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                               June 1, 2022

       Chen Ren
       Chief Executive Officer
       Trans Global Group, Inc.
       Room 2701, Block A
       Zhantao Technology Building
       Minzhi Street, Shenzhen
       Guangdong Province, China

                                                        Re: Trans Global Group,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed May 17, 2022
                                                            File No. 000-56383

       Dear Mr. Ren:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G filed May 17,
2022

       General

   1. We note your risk factor on page 35 that investors may face difficulties effecting service of legal process and
enforcing foreign judgments or bringing actions in China against you or your management.
Please create a separate Enforceability of Civil Liabilities section for the
discussion of the enforcement risks related to civil liabilities due to you conducting your
business in China and your assets and sole officer and director being located in China.
Please identify your sole officer and director located in China and disclose that it will
be more difficult to enforce liabilities and enforce judgments on this individual. For
example, revise to discuss more specifically the limitations on investors being able to
effect service of process and enforce civil liabilities in China, lack
 Chen Ren
FirstName  LastNameChen
Trans Global Group, Inc. Ren
Comapany
June 1, 2022NameTrans Global Group, Inc.
June 1,
Page 2 2022 Page 2
FirstName LastName
         of reciprocity and treaties, and cost and time constraints. Additionally, please revise your page 35 risk factor to contain disclosure consistent with the separate section.
Item 1. Business
Challenges with Having Operations in China, page 6

2. We note your response to comment 9. Please revise to clarify that trading in your securities also may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination. Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the HFCAA.
Item 11. Description of Registrant's Securities to be Registered, page 53

3. We note your response to comment 18. Please revise to reconcile the discrepancies between your disclosure on page 53 as compared to Article IV of your restated certificate of incorporation, including the following:
             State law applicable to the voting rights of the common stock; Number of shares of preferred stock designated Series AA; and Voting rights of the Series AA Preferred Stock.
         More specifically, we note that your disclosure regarding the voting rights of the common stock states, "Arizona law provides for cumulative voting for the election of directors."
         However, you are a Delaware corporation and Article IV of your restated certificate of incorporation does not provide for cumulative voting. In addition, we note that your disclosure states 200,000 shares of the company's preferred stock are designated Series
         AA. However, Article IV of your restated certificate of incorporation states 1,500,000 shares of the company's preferred stock are designated Series AA. Finally, we note that your disclosure states the holders of the Series AA Preferred Stock are entitled to 60,000 votes per share. However, Article IV of your restated certificate of incorporation states the holders of the Series AA Preferred Stock are entitled to 10,000 votes per share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chen Ren
Trans Global Group, Inc.
June 1, 2022
Page 3

       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameChen Ren
                                                          Division of
Corporation Finance
Comapany NameTrans Global Group, Inc.
                                                          Office of Real Estate
& Construction
June 1, 2022 Page 3
cc:       Scott Kline
FirstName LastName